Ahd 1/11/2005

50 1/11/05

04013381

SECURITIE[S AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

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RECD S.E.C. DEC 29 2004

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-18206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson & Strudwick, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20th Floor
(No. and Street)

Richmond, VA 23219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Mark Hamby (804)643-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1700 Bayberry Court, Suite 300, Richmond, VA 23226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 13 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Mark Hamby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Margaret L. Banks

Notary Public

My Commission Expires on March 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON & STRUDWICK, INC.
AND SUBSIDIARY

(A Wholly Owned Subsidiary of
Anderson & Strudwick Investment Corporation)

Consolidated Statement of Financial Condition
September 30, 2004 and September 26, 2003

(With Independent Auditors' Report Thereon)

ANDERSON & STRUDWICK, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors

The Board of Directors
Anderson & Strudwick, Inc.
Richmond, Virginia

We have audited the accompanying consolidated statement of financial condition of Anderson & Strudwick, Inc. and subsidiary (the "Company") (a wholly owned subsidiary of Anderson & Strudwick Investment Corporation) as of September 30, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined statement of financial condition based on our audit. The consolidated statement of financial condition of Anderson & Strudwick, Inc. and subsidiary as of September 26, 2004, was audited by other auditors whose report dated November 7, 2004 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Anderson & Strudwick, Inc. and subsidiary as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, LLP

Richmond, Virginia
November 22, 2004

Anderson & Strudwick, Inc. and Subsidiary

Consolidated Statements of Financial Condition

	September 30, 2004	September 26, 2003
Assets		
Cash	$ 2,337,466	$ 1,100,443
Receivable from clearing broker	1,368,512	1,136,437
Securities owned, at market value	1,017,783	1,304,700
Office equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $642,159 in 2004 and $886,489 in 2003)	255,762	137,625
Deposit with clearing broker	150,000	250,000
Investment in partnership interest	239,833	239,833
Income tax receivable	132,300	-
Deferred tax asset	111,478	91,829
Other assets	733,828	598,014
Total assets	$ 6,346,962	$ 4,858,881
Liabilities		
Payable to clearing broker	$ 1,111,862	$ 1,298,055
Securities sold, but not yet purchased, at market value	146,706	207,238
Accrued compensation	791,573	364,554
Accounts payable, accrued expenses and other liabilities	760,246	392,250
Deferred taxes	111,478	91,829
Total liabilities	2,921,865	2,353,926
Stockholders' equity		
Convertible preferred stock, 5% noncumulative, nonvoting. Authorized 10,000 shares; issued and outstanding no shares	-	-
Common stock, $1par value. Authorized 250,000 shares; issued and outstanding 144,457 at September 24, 2004 and 106,371 at September 26, 2003	144,457	106,371
Additional paid-in-capital	4,354,047	3,760,560
Accumulated deficit	(1,073,407)	(1,361,976)
Total stockholders' equity	3,425,097	2,504,955
Total liabilities and stockholders' equity	$ 6,346,962	$ 4,858,881

See notes to consolidated financial statements.

Note 1 – Summary of significant accounting policies

Organization and operations – The consolidated financial statements as of and for the year ended September 30, 2004 include the accounts of Anderson & Strudwick, Inc. (A&S) and its wholly owned subsidiary, A & S Capital Advisors, Inc. (ASCAP), hereafter, collectively referred to as the "Company". All significant intercompany balances and transactions have been eliminated in consolidation. A&S is a broker-dealer registered under the Securities Exchange Act of 1934. The majority of its business is conducted in the Commonwealth of Virginia. ASCAP is an investment advisor registered under the Investment Advisors Act of 1940.

The Company is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation (ASIC).

During the year ended September 26, 2003, the capital structure of the Company was changed. Associated with this change, ASCAP, formerly a subsidiary of ASIC, was contributed to A&S as a wholly owned subsidiary.

Previously, the Company's fiscal year end was the last Friday of September; September 26, 2003. Beginning in 2004, the Company has changed its fiscal year to the last day of September.

Basis of presentation – The Company is engaged primarily in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Customer Transactions – Customer transactions are reported to customers on a settlement date basis and related revenues and expenses are recorded on a trade date basis.

The Company utilizes a third party provider, Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Suisse First Boston Company, to clear and execute customer transactions on a fully disclosed basis. Accordingly, Pershing holds all customer accounts.

Cash and cash equivalents – Cash and cash equivalents include all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Investment in Partnership Interests – The investment in partnership interests is accounted for under the equity method.

Note 1 – Summary of significant accounting policies (continued)

Securities Transactions – Marketable securities are valued at market value, except for not readily marketable securities, which are valued at estimated fair value as determined by management. Market value is determined from closing prices on national securities exchanges and dealer quotes in the over-the-counter market. Unrealized gains and losses are included in firm trading profits and losses in the accompanying consolidated statements of operations on a trade date basis. Gains and losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities sold, using the average cost method.

Office Equipment and Leasehold Improvements – The Company depreciates office furniture and equipment using straight-line and accelerated methods, based on estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Income Taxes – The Company is included in the consolidated federal income tax return filed by ASIC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ASIC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the change in deferred tax liabilities or assets between years.

Commitments and Contingencies – Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Note 2 – Receivable From and Payable to Clearing Broker

Receivable from clearing broker represents securities failed to deliver and commissions earned on customer transactions, net of clearing fees and interest associated with both customer and Company transactions, which are due from the clearing broker.

Payable to clearing broker represents financing provided by the clearing broker to the Company and is collateralized by securities owned. Interest on this financing is charged by the clearing broker at the broker call rate. At September 30, 2004 and September 26, 2003, the broker call rate was 3.5% and 2.75%, respectively.

At September 30, 2004 and September 26, 2003, the Company had a deposit of $150,000 and $250,000, respectively, with Pershing for the purpose of assuring performance under the clearing agreement.

Note 3 – Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased at September 30, 2004 and September 26, 2003 consist of the following:

	2004	2003
Securities owned, at market value:		
Obligations of U.S. government	$ 344,001	$ 94,066
State and municipal obligations	159,589	508,817
Corporate bonds, debentures and notes	48,260	492,664
Corporate stocks	419,808	209,153
Certificates of deposit	46,125	-
	$ 1,017,783	$ 1,304,700
Securities sold,but not yet purchased, at market value:		
Corporate stocks	$ 146,706	$ 207,238

The Company owns certain securities, which are not readily marketable. These include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company. At September 30, 2004 and September 26, 2003, these securities have an estimated fair value of approximately $37,000 and $23,000, respectively, and are included in corporate stocks.

Note 4 – Investment in Partnership Interests

In 1997, the Company purchased an interest in Independent Property Operators of America LLC (the Partnership), which invests primarily in hotels. The Company's investment represents less than 1% of the Partnership's total equity. The Partnership is managed by an entity which is owned by an employee of the Company. This investment is carried on the equity method due to its significant financial relationship with the Company. The Company's equity in the partnership's earnings was not material to these financial statements.

In 2000, the Company purchased an interest in a private investment partnership (the Investment Partnership) that invests primarily in publicly traded securities. The Company had no investment in the Investment Partnership at September 30, 2004 or September 26, 2003. ASCAP served as the Investment Partnership's general partner until the disposition of the Investment Partnership during the year ended September 26, 2003. There was no gain or loss associated with A&S disposition of its interest in the Investment Partnership.

Note 5 – Net Capital and Reserve Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the Net Capital Rule) and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $250,000. At September 30, 2004 and September 26, 2003, the Company had net capital, as defined, of $1,786,902 and $1,281,420, respectively, which was $1,536,902 and $1,031,420, respectively, in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was .9 to 1 and .6 to 1, respectively, for the above dates.

The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3, subparagraph (k)(2)(ii).

Note 6 – Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2004 and September 26, 2003 are presented below:

	2004	2003
Deferred tax assets		
Net operating loss carryforwards	$ 231,806	$ 308,059
Accrued rent expense	77,925	77,925
Office equipment and leashold improvements, principally due to differences in depreciaiton	3,837	35,521
Other	95,166	61,824
Less valuation allowance	(297,256)	(391,500)
Deferred tax assets	111,478	$ 91,829
Deferred tax liabilities		
Other assets, principally due to differences in prepaid expenses	$ 74,940	$ 58,396
Other	36,538	33,433
Deferred tax liabilities	$ 111,478	$ 91,829

In establishing a valuation allowance with respect to deferred tax assets, management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized in the future.

For income tax reporting purposes, net operating loss carryforwards of approximately $610,000 remain available at September 30, 2004. Approximately $316,000 of the net operating loss carryforwards will expire by the 2005 tax year and approximately $113,000 will expire by the 2007 tax year. Use of these carryforwards to offset future taxable income is dependent on future taxable income and is limited to approximately $60,000 per year by Section 382 of the Internal Revenue Code (IRC). The remaining $181,000 of the new operating loss carryforward will expire by the 2022 tax year and is not limited by Section 382.

Note 7 – Employee Benefit Plan

The Company has a profit sharing retirement plan as described in Section 401(k) of the IRC in which employees of the Company participate. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous services, as defined. Employees may elect to make salary reduction contributions up to the maximum amounts allowed under the IRC. The Company may provide discretionary or matching contributions at a rate to be determined annually.

ASIC has an employee stock ownership plan whereby employees of the Company may acquire shares of ASIC. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous service, as defined.

Note 8 – Transactions with Affiliates and Related Parties

The Company may make and receive advances from other affiliated companies controlled by ASIC. There were no amounts receivable from or payable to other affiliated companies at September 30, 2004 and September 26, 2003. Additionally the Company also has non-interest bearing loans and receivables outstanding from employees of approximately $382,000 and $276,000 at September 30, 2004 and September 26, 2003, respectively. Substantially all loans to employees relate to loans made as incentives for employing new brokers, which are being forgiven over the term of each employment agreement. Forgiven amounts are included in employee compensation and benefits in the accompanying consolidated financial statements. Amounts from affiliates and from employees are included as other assets in the accompanying consolidated financial statements.

Note 9 – Commitments and Contingencies

The Company leases its office space and equipment under operating leases expiring at various dates through 2009. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2004 are as follows:

	Minimum lease commitments
Year ending September	
2005	$ 571,368
2006	500,745
2007	477,870
2008	447,804
2009	375,176
Thereafter	1,261,471
	$ 3,634,434

Some of the Company's leases contain escalation clauses and renewal options.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material effect on the Company's financial position or results of operations.

Note 10 – Financial Instruments

The contractual arrangement between the Company and Pershing may be terminated at any time by either party with 60 days notice. In the event that customers are unable to fulfill their contractual obligations, Pershing may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

The financial instruments of the Company are reported in the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In the normal course of its business, the Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying consolidated financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2004.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's use of a third-party provider, Pershing, for maintenance and custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of temporary cash investments. At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places their cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Note 11 – Liquidity

The Company has incurred operating losses, which have resulted in an accumulated deficit of $1,073,407 at September 30, 2004. The Company's ability to meet obligations as they come due is contingent upon continued adequate cash flows from profitable operations and additional capital contributions. It is management's opinion that additional capital contributions will be provided as necessary from outside investors should the need arise. Management is continuing to review the Company's operations to identify opportunities to increase operating revenues and decrease operating costs in order to improve operating cash flows.

Note 12 – Settlement Agreement with Former Employee

On November 7, 2003 A&S reached an agreement with an employee to release A&S from its former buy-out contract with the employee. Under the terms of the agreement, the employee received a lump sum payout of $100,000 and accelerated payout, as defined in the agreement, of certain commissions from the former branch location managed by the employee.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Year ended September 30, 2004

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Anderson & Strudwick, Inc.
Richmond, Virginia

In planning and performing our audit of the consolidated statement of financial condition of Anderson & Strudwick, Inc. and Subsidiary (the Company), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, LLP

Richmond, Virginia
November 22, 2004